NEWS RELEASE

New York – AG	August 14, 2023
Toronto – FR
Frankfurt – FMV

First Majestic Announces Closing Sale of La Parrilla

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the “Company” or “First Majestic”) is pleased to announce that it has closed its previously announced transaction to sell its 100% owned past producing La Parrilla Silver Mine located in the state of Durango, Mexico to Golden Tag Resources Ltd. (“Golden Tag”) (TSX Venture: GOG) following the receipt of approval from the Comisión Federal de Competencia Económica (COFECE) and the TSX Venture Exchange as well as the completion of other customary closing conditions. In consideration of the sale, First Majestic received 143,673,684 common shares of Golden Tag at a deemed price of CDN$0.19 per common share for an approximate value of CDN$27.0 million or US$20.0 million (the “Consideration Shares”). First Majestic will also receive up to US$13.5 million (see terms below) in the form of three milestone payments in either cash or shares in Golden Tag with the share price and number of shares to be determined upon the anniversary date (where applicable).

Milestone	Agreement Terms	(in the amount of):
Repayment	Payable upon the earlier of (1) 18 months following the closing of the transaction; and (2) receipt of certain approvals from Mexico	US$2,700,000 Cash
First Deferred Payment	Payable upon receipt of a written resource estimate prepared by a qualified person, of (i) 5 million ounces or more of AgEq reserves on La Parrilla, or (ii) 22 million ounces of AgEq measured and indicated resources on La Parrilla.	US$5,750,000 Cash or Shares
Second Deferred Payment	Payable upon receipt of a written resource estimate prepared by a qualified person, of 12.5 million ounces of AgEq measured and indicated resources in a new zone on La Parrilla, in respect of which no mineral reserves or resources have been identified.	US$5,050,000 Cash or Shares

In addition, First Majestic participated in Golden Tag's offering of subscription receipts (the "Subscription Receipts") and purchased 18,009,000 Subscription Receipts at a price of CDN$0.20 per Subscription Receipt which, in accordance with terms, have now converted into 18,009,000 Golden Tag common shares and 9,004,500 common share purchase warrants (the "Warrants"). Each Warrant is exercisable for one additional Golden Tag common share until August 14, 2026 at a price of CDN$0.34.

The following additional disclosure is being provided under the early warning provisions of Canadian securities legislation.

Following the closing of the transaction and conversion of the Subscription Receipts, First Majestic now holds 161,682,684 Golden Tag common shares, or approximately 40.8% of the issued and outstanding Golden Tag common shares, and 9,004,500 Warrants. Assuming the Warrants were exercised, First Majestic would hold an aggregate of 170,687,184 Golden Tag common shares or approximately 42.2% of the issued and outstanding Golden Tag common shares on a partially diluted basis.

Prior to completion of the transaction and acquisition of the Subscription Receipts, First Majestic did not hold any securities of Golden Tag. The securities of Golden Tag were acquired by First Majestic for general investment purposes. Depending on various factors, including, without limitation, market conditions, general economic and industry conditions and/or any other factors that First Majestic may deem relevant, First Majestic may take such actions with respect to their investment in Golden Tag as it deems appropriate including, without limitation, acquiring, selling or distributing the common shares to shareholders of First Majestic or otherwise disposing of securities of Golden Tag from time to time.

First Majestic has been granted participation rights to maintain its pro-rata interest in Golden Tag (to a maximum of 19.9%) in any future equity issuances of Golden Tag, subject to customary exceptions.

The Consideration Shares are subject to the following contractual resale restrictions, in addition to applicable securities laws resale restrictions.

Release Dates	Proportion of Total Common Shares to be Released
February 14, 2024 (6 months from closing)	25%
August 14, 2024 (12 months from closing)	25%
February 14, 2025 (18 months from closing)	25%
August 14, 2025 (24 months from closing)	25%

Under the terms of the agreement with Golden Tag, First Majestic may distribute all common shares in excess of 19.9% of the issued and outstanding Golden Tag common shares pro-rata to First Majestic’s shareholders (the “Excess Shares”). The contractual resale restrictions above will not apply to the Excess Shares and are subject to customary carve-outs in the event of a takeover bid or merger or acquisition transaction involving the common shares.

Golden Tag is located at Suite 2020 – 22 Adelaide Street, Toronto, Ontario M5H 4E3. First Majestic is located at Suite 1800-925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. A copy of the Early Warning Report will be made available on Golden Tag's SEDAR profile at www.sedarplus.ca and may also be obtained by contacting First Majestic at 1.866.529.2807 or by email at info@firstmajestic.com.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to its intentions with regards to the securities of Golden Tag. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to, general economic conditions; actual results of exploration activities; conditions in the market for Golden Tag's common shares and the equity markets in general. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

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